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                              November 8, 2021

       Andrew Fox
       Chief Executive Officer
       Charge Enterprises, Inc.
       125 Park Avenue, 25th Floor
       New York, NY 10017

                                                        Re: Charge Enterprises,
Inc.
                                                            Amendment No. 6 to
Registration Statement on Form S-1
                                                            Filed October 28,
2021
                                                            File No. 333-253073

       Dear Mr. Fox:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 6 to Registration Statement on Form S-1

       Board Committees, Compensation Committee Interlocks and Insider Participation, page 64

   1. Please revise to include the independence determinations for each member of your board of directors in
accordance with Item 407(a) of Regulation S-K.
       Charge Enterprises, Inc. and Subsidiaries
       Unaudited Financial Statements for the Three and Six Months Ended June 30, 2021 and 2020,
       page F-3

   2. You appear to have corrected errors in the financial statements related to taxes and debt.
                                                        Please label the
financial statements as restated and provide the disclosures required by
                                                        ASC 250-10-50-7.
 Andrew Fox
Charge Enterprises, Inc.
November 8, 2021
Page 2

       You may contact Robert Shapiro at (202) 551-3273 or Joel Parker at (202) 551-3651 if
you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Mara Ransom at (202) 551-3264 with any other questions.



                                                          Sincerely,
FirstName LastNameAndrew Fox
                                                          Division of
Corporation Finance
Comapany NameCharge Enterprises, Inc.
                                                          Office of Trade &
Services
November 8, 2021 Page 2
cc:       Stephen Cohen, Esq.
FirstName LastName